EAT AT JOE’S, LTD.
670 White Plains Road, Suite 120
Scarsdale, NY 10583
Telephone: (914) 725-2700
Facsimile: (914) 725-8663

June 9, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Linda Cvrkel, Branch Chief

Re:	Eat at Joe’s, Ltd.
Form 10-K for the year ended December 31, 2008
Filed March 31, 2009
File NO. 333-20111

Ladies and Gentlemen;

We have received your comments to our Form 10-K for the year ended December 31, 2008 and thank you again for your review to assist and enhance the overall disclosure in our Exchange Act filings.  We supplementally respond to all your comments as follows:

Form 10-K for the year ended December 31, 2008

Management’s Discussion and Analysis or Plan of Operations
-Results of Operations, page 10

1.
We note that your discussion of the results of operations indicates that the cost of labor, rent and other general and administrative costs increased 14% as a percentage of sales.  However, your disclosure does not indicate the reason for the changes in these line items, some of which changed significantly more than 14% between years.  Please revise future filings to analyze and discuss the reasons for significant changes in each of the income statement line items.  Also, please include a discussion of the changes in non-operating income and expense line items such as interest income and expense, and the gains/losses on investment securities.

Response:  In future filings, we will analyze and discuss the reasons for significant changes in each of the income statement line items and will also include a discussion of the changes in non-operating income and expense line items such as interest income and expense, and the gains/losses on investment securities.

-Critical Accounting Policies, page 12

2.
Please consider revising future filings to include a discussion of your accounting for available-for-sale and trading securities in your discussion of critical accounting policies.  Your disclosure should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response:  We will revise future filings to include a discussion of the accounting for available-for-sale and trading securities in the discussion of critical accounting policies.  The discussion and disclosure will include the items noted above.

Consolidated Financial Statements
Statements of Operations, page F-5

3.
We note your presentation of the line item “net income (loss) from continuing operations” on the face of the statements of operations.  In light of the fact that this amount, as presented, represents revenues less cost of revenues and other operating expenses, it appears this line item should more appropriately be titled “operating income (loss).”  Net income (loss) from continuing operations should be calculated as revenue less all expenses from continuing operations (including non-operating) and income taxes, and for 2008 and 2007 would be equal to what you have presented as “net loss” on the face of your statements of operations.  See Rule 5-03.13 of Regulation S-X.  Please revise future filings accordingly.

Response:  Future filings will be revised accordingly.

Consolidated Cash Flows, page F-7

4.
In future filings, please revise your consolidated statements of cash flows to provide separate disclosure of cash flows from purchases and sales of trading securities and securities available-for-sale.  Refer to the disclosure requirements outlined in paragraph 18 of SFAS No. 115.  Also, please revise the notes to your financial statements to include the disclosures required by paragraph 20 of SFAS No. 115 with respect to your available-for-sale securities.

Response:  In future filings, the consolidated statements of cash flows will be revised to provide separate disclosure of cash flows from purchases and sales of trading securities and securities available-for-sale as outlined in paragraph 18 of SFAS No. 115.

Notes to the Financial Statements
Note 1.  Organization and Summary of Significant Accounting Policies
-Investment in Marketable Securities, page F-15

5.
We note your disclosure of the fair value of trading securities and available-for-sale securities.  In future filings, please revise to include the disclosures required by paragraph 32-34 of SFAS No. 157.  These disclosures include, in tabular form, the level within the fair value hierarchy and the valuation techniques used to measure fair value.

Response:  In future filings, we will include the disclosures required by paragraph 32-34 of SFAS No. 157.

Note 5.  Related Party Transactions, page F-18

6.
We note your disclosure that during 2008 and 2007 your CEO paid expenses and made advances to the Company and all expenses paid on behalf of the company have been recorded in the statements of operations for the period paid.  Please tell us if the amount of expenses paid during both 2008 and 2007 differs materially from the amount of expenses that were actually incurred during these periods.  If there is a material difference, please revise to record expenses in the period incurred rather than in the period in which the expense was paid.

Response:  The amount of expenses paid during 2008 and 2007 does not differ materially from the amount of expenses that were actually incurred during these periods.  In future filings, the disclosure will be revised to indicate the expenses have been recorded in the statements of operations for the period incurred.

7.
We note that on May 16, 2007 you issued 45,529,411 shares of common stock in satisfaction of $682,941 in related party accounts payable due to Berkshire Capital Management.  We also note that on February 28, 2008, 16,000,000 shares of common stock were issued to the Company’s current officers, directors and support staff as compensation.  Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions.  If the transactions were recorded based on the fair value of the shares issued, please explain how “fair value” was determined.

Response:  The shares in each issuance were valued using the fair market value of the stock issued on the date of issuance.  The fair market value of the stock was determined by looking at the quoted market prices for the stock on the issuance date.  In future filings, the disclosures regarding these and any future stock issuances will disclose how the shares were valued.

8.
We note that during 2008 and 2007 you have acquired a significant amount of shares of stock of various companies from Berkshire Capital Management in exchange for demand notes.  Please provide us more details about the nature of this arrangement with Berkshire Capital including how you record the investments received and the demand notes issued in return.  Also, please explain in detail the business purpose of this arrangement.  Additionally, in previous correspondence (July 2007), you indicated that according to the agreement with Berkshire Capital, you were obligated to pay 80% of the proceeds from the sales of the stock to Berkshire Capital and you recorded the remaining 20% as contributed capital.  As it appears from your statement of changes in stockholders’ deficit and comprehensive income that you have not recorded contributed capital during 2007 or 2008, please tell us the nature of any changes in the agreement with Berkshire Capital or the accounting treatment of the transactions since your correspondence in July 2007.

Response:  The investments are recorded at the quoted market price of the transferred stock on the date of transfer.  A corresponding demand note is then recorded at the same amount.  The notes carry an interest rate of 6% A.P.R. and are due on demand.  Berkshire and Joseph Fiore have historically advanced money to Eat at Joe’s, Ltd. to help cover administrative costs of Eat at Joe’s, Ltd.  By entering into this agreement Berkshire can continue to help cover administrative costs through the transfer of its free trading stock in other public companies, the appreciation of said stock following the transfer, and the subsequent sale of the stock on the market.  Eat at Joe’s, Ltd. sells the appreciated stock and receives cash proceeds from the sale.

In regards to the 80/20 agreement with Berkshire Capital, that agreement was terminated as of March 31, 2008.  After March 31, 2008, all transfers of stock are recorded as investments at 100% of the quoted market price of the transferred stock on the date of transfer, offset by recording a demand note at the same value.

In future filings, the disclosures relating to these issues will be revised to more clearly discuss the nature of the agreements.

With respect to the above comments and responses the undersigned, on behalf of Eat at Joe’s, Ltd. (the “Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully Submitted,

/s/ Joseph Fiore
Joseph Fiore,
C.E.O., C.F.O., Chairman, Secretary, Director